Filed by Consolidated Edison, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933
                                 Subject Company: Consolidated Edison, Inc. (DE)
                                                   Commission File No. 333-31390

The following information will be mailed on March 24, 2000 to all employees of Northeast Utilities: March 24, 2000

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Dear Fellow  Employee,  As you know,  on October 13, 1999,  NU and  Consolidated
Edison, Inc. of New York (Con Edison) announced a merger that valued NU at more than three times the level at which our shares traded three years ago. I'd like to share my thoughts on this event with you. Of all the questions about the merger I hear, employees most often ask: "Is this a good deal?" and "Is this merger the right thing to do?" You know my feelings on the importance and value of our merger with Con Edison, but let me add some additional perspective. First, the original deal was designed to provide a per share value to NU shareholders of approximately $25 per share, assuming a Con Edison share price of at least $36 at closing. Today, the price of Con Edison shares is lower, and at its current share price, NU shareholders would receive a somewhat smaller return at closing. Bottom Line: NU's current share price is being supported by the announced merger. We believe that even if you allow some value for our investment in NEON, absent the merger, our share price would be quite a bit lower than it is today. In the competitive arena, size matters, and the enterprise value of the combined company will provide the financial resources that we anticipate will be needed to grow and prosper in the future. This strength and stability should help increase the efficiency of our operations, enhance our ability to deploy advanced technologies, further strengthen our infrastructure and customer service, and increase shareholder value through growth in earnings. In short, we believe this combination presents greater prospects for a bright future for employees, shareholders and customers. As you know, all the details about our forthcoming merger are contained in the Joint Proxy Statement which is also available online at www.nu.com/investor/proxy.pdf. Please read it carefully and be sure to call our Shareholder Services Department toll free at 1-800-794-1104 if you have any questions. - more - Your vote on these proposals is very important, and I urge you to please complete, sign, date and return each proxy card you receive right away. In order to be tabulated, your vote must be received by the date stated on your proxy card(s). If you miss the deadline, your vote will not count. Market forces tell us that we need to be bigger to survive and flourish. I urge you to vote FOR the Con Edison/NU merger and launch a new era of expanded options and opportunities for one of the leading energy companies in the entire nation. Sincerely, /s/ Michael G. Morris
Chairman,   President  and  Chief   Executive   Officer  This  letter   contains
forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934. The forward-looking statements are subject to various risks and uncertainties. Discussion of factors that could cause actual results to differ materially from management's projections, forecasts, estimates and expectations may include factors that are beyond the company's ability to control or estimate precisely, such as estimates of future market conditions, the ability to realize cost savings and the terms associated with obtaining regulatory approvals. Other factors include, but are not limited to, weather conditions, economic conditions in the company's service territory, fluctuations in energy-related commodity prices, marketing efforts and other uncertainties. Other risk factors are detailed from time to time in the two companies' SEC
reports.   Con  Edison  and  Northeast   Utilities  have  filed  a  joint  proxy
statement/prospectus and other documents concerning the merger with the United States Securities and Exchange Commission (SEC) and have mailed the joint proxy statement/prospectus to their shareholders. THESE DOCUMENTS CONTAIN IMPORTANT INFORMATION AND WE URGE YOU TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT HAVE BEEN OR WILL BE FILED WITH THE SEC. You can obtain the documents free of charge at the SEC's Web site, www.sec.gov. In addition, the documents are available free of charge by requesting them from the companies in writing: Consolidated Edison, Inc. Northeast Utilities c/o The Bank of New York P.O. Box 5006 Investor Relations Department Hartford, CT 06102- 5006 P.O. Box 11258, Church Street Station Attn: Shareholder Services New York, NY 10286-1258 or by telephone:(800)522-5522 (800)999-7269 or (860)665-4801.